Pricing Term Sheet, dated December 14, 2020 relating to

Preliminary Prospectus Supplement, dated December 14,

2020 to Prospectus, dated January 3, 2018 Registration

No. 333-222392

Athene Holding Ltd.

Pricing Term Sheet

December 14, 2020

22,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of 4.875% Fixed-Rate Perpetual Non-Cumulative

Preference Shares, Series D, Par Value $1.00 per share

(Liquidation Preference $25,000 per share)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on December 14, 2020 relating to its prospectus dated January 3, 2018.

Issuer:	Athene Holding Ltd. (“Issuer”).

Security Type:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 4.875% Fixed-Rate Perpetual Non-Cumulative Preference Shares, Series D (the “Series D Preference Shares”).

Size:	22,000,000 Depositary Shares ($550,000,000 aggregate liquidation preference); or 24,000,000 Depositary Shares ($600,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full.

Option to Purchase Additional Depositary Shares:	Up to 2,000,000 additional Depositary Shares

Trade Date:	December 14, 2020

Settlement Date*:	December 18, 2020 (T+4) (the “Settlement Date”).

Maturity:	Perpetual.

Liquidation Preference:	$25,000 per Series D Preference Share (equivalent to $25.00 per Depositary Share).

Anticipated Ratings (Fitch / S&P)**:	BBB- / BBB-.

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears, on the 30th day of March, June, September and December of each year, accruing from and including the Settlement Date, commencing on March 30, 2021.

Dividend Rate (Non-Cumulative):	From and including the Settlement Date, at an annual rate of 4.875%, only when, as and if declared.

Initial Dividend Rate:	$345.3125 per Series D Preference Share (equivalent to $0.3453125 per Depositary Share) for the initial dividend period, only if declared.

Day Count:	30/360.

Optional Redemption:	The Series D Preference Shares represented by the Depositary Shares are not redeemable prior to December 30, 2025, except in specified circumstances relating to certain tax events or corporate events or within 90 days following the occurrence of a “capital disqualification event” or the occurrence of a “rating agency event” (at such prices set forth and as each term is defined in the preliminary prospectus supplement). On and after December 30, 2025, the Series D Preference Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25,000 per Series D Preference Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends. Redemption may require the receipt of any required prior approval from the “capital regulator” and the satisfaction of any conditions to the redemption set forth in the capital guidelines and applicable regulations of the “capital regulator” (as each term is defined in the preliminary prospectus supplement).

Public Offering Price:	$25.00 per Depositary Share / $550,000,000 total.

Underwriting Discount (Retail):	$0.7875 per Depositary Share / $13,797,787.50 total based on 17,521,000 Depositary Shares (Retail) or $15,372,787.50 total if the underwriters exercise their option to purchase additional Depositary Shares in full and sell those Depositary Shares to retail investors.

Underwriting Discount (Institutional):	$0.5000 per Depositary Share / $2,239,500.00 total based on 4,479,000 Depositary Shares (Institutional).

Proceeds (after Underwriting Discount and Before Expenses) to the Issuer:	$533,962,712.50 (or $582,387,712.50 assuming the underwriters exercise their option to purchase additional Depositary Shares in full and sell those Depositary Shares to retail investors).

Expected Listing:	The Issuer intends to list the Depositary Shares on The New York Stock Exchange under the symbol “ATHPrD.”

CUSIP / ISIN for the Depositary Shares:	G0684D 156 / BMG0684D1561

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

*

The Issuer expects that delivery of the Depositary Shares will be made to investors on or about December 18, 2020 which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the date that is two business days prior to the delivery of the Depositary Shares will be required, by virtue of the fact that the Depositary Shares initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Depositary Shares should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting BofA Securities, Inc. toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll-free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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